Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Dollar amounts in thousands)

	For the Three months Ended March 31,
	2013	2012
Numerator:
Income from continuing operations	$34,986	$18,067
Income from discontinued operations	—	1,057
Preferred stock dividend	(911)	(911)
Redeemable noncontrolling interests in income	(48)	(105)

Net income available to common shareholders	$34,027	$18,108

Denominator:
Denominator for basic earnings per share—weighted average shares	76,990	76,000
Dilutive effect of stock based awards	260	380

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion(1)	77,250	76,380

Basic earnings per share from continuing operations	$0.44	$0.23
Basic earnings per share from discontinued operations	0.00	0.01

Basic earnings per share	$0.44	$0.24

Diluted earnings per share from continuing operations	$0.44	$0.23
Diluted earnings per share from discontinued operations	0.00	0.01

Diluted earnings per share	$0.44	$0.24

(1)	There were zero and 60,000 average anti-dilutive operating company units outstanding for the three months ended March 31, 2013 and 2012, respectively.